

Victor Pisacane (He/Him) · 3rd
Principal Software Engineer at Hitachi Solutions America
Encinitas, California, United States · Contact info
500+ connections

 Hitachi Solutions America

 San Diego State University-
California State University

Experience


Principal Software Engineer
Hitachi Solutions America · Full-time
2020 – Present · 1 yr

Modern Solutions Group
https://global.hitachi-solutions.com/solutions/collaboration-modern-workplace


Sr. Architect / Software Development Consultant
Mindcracker · Contract
2019 – 2020 · 1 yr
Greater San Diego Area

Working with contract development team as a developer and architect for a business process automation project. The client is a government contracted healthcare quality improvement company that is automating their HR, PO, Billing, Travel and Expense Reporting processes to reduce costs and increase the productivity of employees and contractors. Tech: C ...see more


Principal Software Engineer / Architect
IBM · Full-time
2015 – 2019 · 4 yrs
Greater San Diego Area

Served as development lead on Agile team during multiple releases of large medical software product. Collaborated with iteration manager, PO and squad to create, refine and complete user stories to deliver many important new features. Development process included interval time-boxing, design reviews, unit tests, code reviews, HIPAA security, risk analysis ...see more


Principal Software Engineer / Technical Lead
DR Systems · Full-time
2012 – 2015 · 3 yrs
San Diego, CA

Led development team in creating new web-based ECG management system that was integrated into legacy radiology / cardiology enterprise application. Met with customers at hospitals and imaging centers to elicit specific user needs for ECG reading and reporting as part of cardiology workflow. Created prototypes and developed detailed user stori ...see more


Sr. Software Engineer
Deluxe Digital Distribution
2011 – 2012 · 1 yr
Solana Beach, CA

Defined user stories for customer needs as member of Agile (Kanban) development team to help Deluxe Studios create one of the largest worldwide theatrical and digital delivery networks.

...see more

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Education


San Diego State University-California State University
Bachelor of Science (B.S.), Computer Science, Physics (minor)

http://www.cs.sdsu.edu/


El Camino College
Associate of Science (A.S.), Physics

http://www.elcamino.edu/academics/naturalsciences/physics/history.asp


Bishop Montgomery High School
High School Diploma, College Prep / Math / Computer Science
Activities and Societies: Football, Track

We are the Knights!
https://www.bmhs-la.org/

Licenses & certifications


Python for Data Science
IBM
Issued Apr 2019 · No Expiration Date
See credential


Watson Knowledge Studio Methodology
IBM
Issued Jun 2018 · No Expiration Date
See credential

 **Docker Essentials: Extend Your Apps With Containers**
IBM
Issued Jan 2018 · No Expiration Date

See credential

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Volunteer experience

 **Technical Mentor**
Nex Cubed
Apr 2019 – Present · 2 yrs 9 mos
Health

Mentors and advises digital health companies in the Nex3 healthcare acceleration program. The Nex3 Digital Healthcare Accelerator drives commercial adoption of transformative healthcare solutions and prepares Founding Teams for their next round of institutional financing.

https://nex3.com/healthcare/

 **Sports Liaison**
SAN DIEGUITO ACADEMY FOUNDATION
2015 – 2018 · 3 yrs
Children

Parent Leader for all three high school baseball teams. Responsible for baseball program fundraising through the school's 503c Non-profit foundation. Handled budget, fundraising coordination, social media, program website, parent meetings, parent volunteer leadership and event planning. Interfaced with program coaches for purchasing, field maintenance, player safety, and school pride. As a member of the School athletic council, I was involved in fostering a positive environment for all student athletes at the San Dieguito Academy High School. Truly an awesome experience to work with all the parents, school staff and coaches to foster an environment for youth sports. Three great years that I will always cherish.